UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the "Company"), dated September 28, 2010, announcing the receipt by its wholly-owned subsidiary Ocean Rig UDW Inc. of a Letter of Award for a four well contract for exploration drilling offshore West Africa.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of Mr. George Economou contained in the second paragraph of the press release, are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: September 28, 2010	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

LETTER OF AWARD OF DRILLING CONTRACT

ATHENS, GREECE – September 28, 2010 - DryShips Inc. (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today that its fully-owned subsidiary Ocean Rig UDW Inc. has received a Letter of Award from an American exploration company for a four well contract for exploration drilling offshore West Africa for a period of about 300 days, commencing in the first or second quarter of 2011. The contract value is approximately USD 135 million. The contract is subject to final documentation.

Mr. George Economou, Chairman and CEO of DryShips Inc. and interim CEO of Ocean Rig UDW Inc., said:

"We are pleased to secure employment for one of our first two drillships that will be delivered from Samsung during the first quarter 2011. This will serve as a catalyst to securing bank financing on preferred terms. We continue to see strong interest for our state of the art sixth generation drillships operated by our experienced ultra-deepwater operator Ocean Rig."

About DryShips

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons and 6 offshore oil deep water drilling units, comprising of 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships.

DryShips's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com